SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE l3D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. ___)


                             INTERACTIVE MAGIC, INC.
________________________________________________________________________________
                                (Name of Issuer)

                     Common Stock, par value $.10 per share
________________________________________________________________________________
                         (Title of Class of Securities)

                                    45838M104
________________________________________________________________________________
                                 (CUSIP Number)

                                                  with a copy to:
   Jacob Agam, Chairman of the Board              Steven M. Skolnick, Esq.
   Vertical Financial Holdings                    Lowenstein Sandler PC
   c/o Vertical Capital Ltd.                      65 Livingston Avenue
   Westbourne, The Grange                         Roseland, New Jersey  07068
   St. Peter Port                                 (973) 597-2476
   Guernsey, Channel Islands GY13BG
   011-44-1481-716-278
________________________________________________________________________________
                 (Name, Address and Telephone Number of Persons
                Authorized to Receive Notices and Communications)

                                  July 9, 1999
________________________________________________________________________________
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule l3G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [X]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Sections 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP NO. 45838M104                                         Page 2 of 16 Pages

________________________________________________________________________________
     1) Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (entities only):

                           Vertical Financial Holdings
________________________________________________________________________________
     2)    Check the Appropriate Box if a Member of a Group (See Instructions):

                                 Not Applicable
________________________________________________________________________________
     3)    SEC Use Only
________________________________________________________________________________
     4)    Source of Funds (See Instructions):  WC
________________________________________________________________________________
     5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

                                 Not Applicable
________________________________________________________________________________
     6)    Citizenship or Place of Organization:   Switzerland
________________________________________________________________________________
     Number of                 7) Sole Voting Power:                2,045,649*
                                  ___________________________________________
     Shares Beneficially       8) Shared Voting Power:                      0
     Owned by                     ___________________________________________
     Each Reporting            9) Sole Dispositive Power:             825,566**
                                  ___________________________________________
     Person With:             10) Shared Dispositive Power:                 0
                                  ___________________________________________
________________________________________________________________________________
     11)   Aggregate Amount Beneficially Owned by Each Reporting
           Person:                                                  2,045,649*
________________________________________________________________________________
     12)   Check if the Aggregate Amount in Row (11) Excludes Certain Shares

                                 Not Applicable
________________________________________________________________________________
     13)   Percent of Class Represented by Amount in Row (11):      19.1%

________________________________________________________________________________
     14)   Type of Reporting Person (See Instructions):       CO
________________________________________________________________________________
* Includes (i) 398,172 shares owned by Vertical Financial Holdings ("Vertical"),
(ii) 427,394 shares owned by entities in which Vertical owns equity interests entitling it to varying percentages of the profits resulting from the sale of the shares of common stock held by each such entity and (iii) 1,220,083 shares owned by other persons for which Vertical possesses sole voting power.

** Includes (i) 398,172 shares owned by Vertical and (ii) 427,394 shares owned by entities in which Vertical owns equity interests entitling it to varying percentages of the profits resulting from the sale of the shares of common stock held by each such entity.


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CUSIP NO. 45838M104                                         Page 3 of 16 Pages

          Vertical Financial Holdings ("Vertical") hereby amends the Schedule 13G filed with the Securities and Exchange Commission on February 16, 1999 relating to the shares of common stock, par value $.10 per share (the "Common Stock"), of Interactive Magic, Inc. (the "Company") as follows:

Item 1.   Security and Issuer.

          This statement on Schedule 13D (the "Schedule 13D") relates to the shares of Common Stock of the Company whose principal executive offices are located at 215 Southport Drive, Suite 1000, Morrisville, North Carolina 27560.

Item 2.   Identity and Background.

          Vertical is a corporation organized under the laws of Switzerland. Vertical is a European-based merchant banking firm focusing primarily on investments in the high technology industry. Vertical's address is Hambrechtikerstrasse 61, CH-8640, Rapperswil, Switzerland. Set forth below are the name, present principal occupation or employment, the current business address and citizenship of each director and executive officer of Vertical:

          Jacob Agam. Mr. Agam serves as the Chairman of the Board of Vertical. Mr. Agam also serves as the Chairman of the Board of the Company, the Chairman of the Board and Chief Executive Officer of IAT Multimedia, Inc., a marketer of personal computers, components, peripherals and software, and the Chairman of the Board of Gruppo Spigadoro N.V., a manufacturer of food and animal feed. Mr. Agam is a founder and serves as the Chairman of the Board of Orida Capital Ltd. and Vertical Capital Ltd., each a merchant banking and venture capital firm. Mr. Agam is a citizen of Israel and his business address is c/o Vertical Capital Ltd., Westbourne, The Grange, St. Peter Port, Guernsey, Channel Islands, GY13BG.

          Bruno Derungs. Mr. Derungs serves as a Managing Director of Vertical. Mr. Derungs is the principal of Derungs Treuhandgesellschaft AG, a financial consulting and fiduciary company and the record owner of Vertical. Mr. Derungs is a citizen of Switzerland and his business address is c/o Vertical, Hombrechtikerstrasse 61, CH-8640 Rapperswil, Switzerland.

          William Dartmouth. William Dartmouth serves as a director of Vertical. Mr. Darmouth has been a private investor for the past five years. William Dartmouth is a citizen of Great Britain and his business address is 30 St. James's Street, London, England SW1.

          Neither Vertical nor, to the best of its knowledge, any of its directors or executive officers has ever been convicted in any criminal proceeding, nor has been a party to any civil proceeding commenced before a judicial or administrative body of competent jurisdiction as a result of which such entity or person was or is now subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

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CUSIP NO. 45838M104                                         Page 4 of 16 Pages

Item 3.   Source and Amount of Funds or Other Consideration.

          On February 4, 1998, pursuant to the terms of a Stock Purchase Agreement, Vertical, Pampero Limited, Ludwig Rupport, Ullrich Angersbach, Lupin Investment Services Ltd. ("Lupin"), Henilia Financial Ltd. ("Henilia") and Suriel Financial Consulting (collectively, the "Series B Investors") purchased an aggregate of 778,746 shares of the Company's Series B Preferred Stock for $3,500,000. The shares of Series B Preferred Stock converted into 2,045,649 shares of Common Stock upon the consummation of the Company's initial public offering in July 1998 (the "IPO"). The Series B Investors have given Vertical a proxy granting Vertical voting power with respect to all of the shares of Common Stock owned by the Series B Investors. Vertical paid approximately $1,400,000 for its shares of Series B Preferred Stock out of its working capital.

Item 4.   Purpose of Transaction.

          At the time of the acquisition of the securities of the Company described herein, Vertical acquired such securities for investment purposes and Vertical had no plans or intentions which related to or would have resulted in any of the transactions required to be described in Item 4 of Schedule 13D.

          On July 9, 1999, on behalf of Vertical, Avi Suriel, a representative of Vertical, delivered an e-mail to the Chairman of the Board and Chief Executive Officer of the Company, proposing that the Board of Directors consider restructuring the composition of the Board of Directors to include, among other representatives, three nominees selected by Vertical.

          On July 23, 1999, on behalf of Vertical, Jacob Agam, the Chairman of the Board of Vertical, delivered a letter to the Chairman of the Board and Chief Executive Officer of the Company, proposing that the Board of Directors consider Vertical's previous proposal of restructuring the composition of the Board of Directors of the Company and setting the date for the Company's annual meeting of shareholders.

          On July 29, 1999, on behalf of Vertical, Mr. Agam, delivered a letter to the Chairman of the Board and Chief Executive Officer of the Company, proposing that the Board of Directors consider Vertical's previous proposal of setting the date for the Company's annual meeting of shareholders.

          As a result of the letters described above and various conversations between representatives of Vertical and representatives of the Company, on August 16, 1999, the Company entered into an agreement with J.W. Stealey, the Chairman of the Board and Chief Executive Officer of the Company, and Vertical. Under the terms of the agreement, Mr. Stealey resigned as the CEO of the Company and entered into a consulting arrangement with the Company. In addition, the Company and Mr. Stealey agreed to use their best efforts to cause the Board of Directors to appoint Mr. Agam to the vacancy on the Board of Directors resulting from the resignation of Avi Suriel from the Board of Directors and to appoint Mr. Agam as Chairman of the Board. The parties also agreed that (i) so long as Vertical owns at least 10% of the outstanding shares of the Company, Vertical shall have the right to appoint two additional nominees (in addition to Mr.
Agam) for election to the Board of Directors at the Company's Annual Meeting of Stockholders and (ii) so long as Mr. Stealey owns at least 10% of the outstanding shares of the Company, Mr. Stealey shall have the right to appoint himself and a nominee for election to the Company's Board of Directors at the Company's Annual Meeting. Mr. Stealey and Vertical also agreed to vote, and to direct their nominees to vote, for each other's nominees at the next two Board elections.


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CUSIP NO. 45838M104                                         Page 5 of 16 Pages

          Depending  upon  the  Company's   financial   condition,   results  of
operations, future prospects and other factors, Vertical may, and hereby reserves the right to, communicate with other shareholders of the Company or persons who may desire to become shareholders of the Company, and the Company's management and its Board of Directors. Except as described above, Vertical has no plans or intentions of the type set forth in Item 4 of Schedule 13D.

Item 5.   Interest in Securities of the Issuer.

          Based upon information set forth in the Company's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 16, 1999, as of August 12, 1999, there were 10,690,183 shares of Common Stock issued and outstanding. As of such date, for the purposes of Rule 13d-3, Vertical beneficially owned an aggregate of 2,045,649 shares of Common Stock, or 19.1% of the issued and outstanding shares of Common Stock, including (i) 398,172 shares owned by Vertical, (ii) 427,394 shares owned by Lupin and Henilia in which Vertical owns equity interests entitling it to varying percentages of the profits resulting from the sale of the shares of common stock held by each such entity and (iii) 1,220,084 shares owned by the other Series B Investors over which Vertical has voting power pursuant to a proxy agreement. Pursuant to agreements with Lupin and Henilia, the trustee of these entities has voting and dispositive power over the shares of common stock held by each entity, although Vertical retains the right to appoint or terminate the appointment of the trustee.

          Vertical has sole power to vote or to direct the vote of 2,045,649 shares of Common Stock and has sole power to dispose or to direct the disposition of 825,566 shares of Common Stock. Except as described above, Vertical does not have shared power to vote or to direct the vote or shared power to dispose or to direct the disposition of any shares of Common Stock.

          During the past sixty days, there were no transactions in the shares of Common Stock, or securities convertible into or exchangeable for shares of Common Stock, by Vertical or any person or entity controlled by Vertical or any person or entity for which Vertical possesses voting control over the securities thereof, except as described in this Schedule 13D.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

          Except as described in this Schedule 13D, no contracts, arrangements, understandings or similar relationships exist with respect to the securities of the Company between Vertical and any person or entity.

Item 7.   Material to be Filed as Exhibits.

          (1) Letter dated July 9, 1999 from Avi Suriel to J.W. Stealey.

          (2) Letter dated July 23, 1999 from Jacob Agam to J.W. Stealey.

          (3) Letter dated July 29, 1999 from Jacob Agam to J.W. Stealey.

          (4) Agreement dated August 16, 1999 among the Company, Vertical and J.W. Stealey.


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CUSIP NO. 45838M104                                         Page 6 of 16 Pages

                                    Signature

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                        October 15, 1999

                        VERTICAL FINANCIAL HOLDINGS



                        /s/ Jacob Agam
                        --------------
                        Name:  Jacob Agam
                        Title: Chairman of the Board and Chief Executive Officer


Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).


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CUSIP NO. 45838M104                                         Page 7 of 16 Pages


                                  EXHIBIT INDEX


                                                                   Page No. In
                                                                    Sequential
                                                                    Numbering
   Exhibit No.                Exhibit Name                            System

       (1)         Letter dated July 9, 1999 from Avi Suriel
                   to J.W. Stealey                                       8

       (2)         Letter dated July 23, 1999 from Jacob Agam
                   to J.W. Stealey                                       9

       (3)         Letter dated July 29, 1999 from Jacob Agam
                   to J.W. Stealey                                      11

       (4)         Agreement dated August 16, 1999 among, the
                   Company, Vertical and J.W. Stealey                   13